UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May 2017

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING NTT DOCOMO’S COURT DECISION REGARDING ITS STAKE IN TATA TELESERVICES LIMITED

On May 1, 2017, the registrant filed with the Tokyo Stock Exchange a notice regarding NTT DOCOMO’s court decision regarding its stake in Tata Teleservices Limited. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Takashi Ameshima
Name:	Takashi Ameshima
Title:	Vice President
Investor Relations Office

Date: May 1, 2017

May 1, 2017

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

Notice regarding NTT DOCOMO’s Court Decision regarding its Stake in Tata Teleservices Limited

NTT DOCOMO, INC. (“NTT DOCOMO”), a subsidiary of Nippon Telegraph and Telephone Corporation, has announced today that NTT DOCOMO received on April 28, 2017 from the High Court of Delhi a court decision declaring that the arbitration award rendered by the London Court of International Arbitration (“LCIA Award”) regarding NTT DOCOMO’s stake in Tata Teleservices Limited is enforceable in India. The event relating to the LCIA Award was announced previously in its Form 6-K filing with its release entitled “Arbitration Award Regarding Stake in Tata Teleservices” filed on June 24, 2016. For more details, please see the attached press release by NTT DOCOMO.

For further inquiries, please contact:

Hiroshi Setoguchi or Tatsuya Watanabe
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-6838-5481
Fax:	+81-3-6838-5499

NTT DOCOMO, INC.

President and CEO: Kazuhiro Yoshizawa

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

May 1, 2017

Court Decision Regarding Stake in Tata Teleservices

NTT DOCOMO, INC. announced today that on April 28, 2017 the High Court of Delhi (the “Court”) delivered a court decision declaring that the arbitration award rendered by the London Court of International Arbitration (the “LCIA Award”) regarding DOCOMO’s stake in Tata Teleservices Limited (“TTSL”), which was announced previously in a Form 6-K filing entitled “Arbitration Award Regarding Stake in Tata Teleservices” filed on June 24, 2016, is enforceable in India.

1. Background of the Court Decision

DOCOMO received the LCIA Award on June 23, 2016. On July 8, 2016, DOCOMO submitted an application to the Court requesting enforcement of the LCIA Award in India. On February 25, 2017, DOCOMO and Tata Sons Limited (“Tata Sons”) submitted a joint application to the Court requesting the Court to declare that the LCIA Award is enforceable in India. On April 28, 2017, the Court delivered a court decision approving the joint application.

2. Summary of the Court Decision

•	Recognizing the enforceability of the LCIA Award in India, the court decision orders Tata Sons to remit to DOCOMO the approximately US$1.18 billion (approximately ¥130 billion*) that Tata Sons has deposited with the Court.

•	The court decision orders DOCOMO to assist in the transfer of its shares in TTSL, which have already been tendered as per the LCIA Award, to Tata Sons upon receipt of the US$1.18 billion.

*	Calculated based on the exchange rate as of April 30, 2017 of US$1 = ¥111.29

3. Others

The remittance will be made after the necessary procedures, including a notice filing with the Competition Commission of India for the share transfer of TTSL, are completed. While the timing of actual remittance is uncertain, DOCOMO will update this information in a timely fashion if any matter affecting DOCOMO’s corporate earnings and requiring disclosure arises.

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO provides innovative, convenient and secure mobile services that enable smarter living for each customer. The company serves over 73 million mobile customers in Japan via advanced wireless networks, including a nationwide LTE network and one of the world’s most progressive LTE-Advanced networks. DOCOMO is a leading developer of a 5G network that it plans to deploy by 2020, as well as network function virtualization (NFV), NFC infrastructure and services, emerging IoT solutions, and more. Outside Japan, the company is providing technical and operational expertise to seven mobile operators and other partner companies, and is contributing to the global standardization of all-new mobile technologies. DOCOMO is listed on stock exchanges in Tokyo (9437) and New York (DCM). Please visit https://www.nttdocomo.co.jp/english/.